SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

04024920

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

5/19

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 27, 2004

By: K. Moriuchi
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

Exemption No. 82-5129

[Translation]

April 27, 2004

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

NOTICE OF RESOLUTIONS OF THE 53rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

We are pleased to inform you that the matters mentioned below were reported and resolved upon at the 53rd Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported

Balance Sheet as of January 31, 2004, and Business Report and Statement of Income for the 53rd fiscal year (from February 1, 2003 to January 31, 2004)

Matters related to the above-mentioned financial statements were reported.

Matters resolved

Proposition No.1: Proposal for appropriation of retained earnings for the fiscal year ended January 31, 2004.
This proposition was approved as originally proposed.

Proposition No.2: Alterations to the Articles of Incorporation.
This proposition was approved as originally proposed.

Proposition No.3: Election of thirteen (13) Directors
In regard to this proposition, Messrs. Isami Wada, Hideyuki Tonomura, Shichiro Iwane, Hiroshi Itawaki, Akira Morimoto, Tadashi Iwasaki, Sumio Wada, Yasuaki Yamamoto and Saburo Matsuyoshi were re-elected and resumed their offices, Messrs. Kunitada Suzuki, Yuzo Matsumoto, Kazuo Yoshimitsu and Shiro Inagaki were newly elected and assumed their offices.

Proposition No.4: Election of one (1) Corporate Auditor
In regard to this proposition, Mr. Kenichi Kawauchi was newly elected and assumed his office.

Proposition No.5: Proposal for presentation of Retirement Rewards to Retiring Directors
In regard to this proposition, payment of retirement rewards was approved in reward for the retiring Directors' services in office. The sum of the rewards shall be within the appropriate amounts stipulated by the Company's bylaw. The sum, date and method of payment of the rewards for Directors shall be determined by the Board of Directors.

- End -

Mr. Isami Wada was re-elected as President & Representative Director and resumed his office, Messrs. Hideyuki Tonomura and Shichiro Iwane were respectively re-elected as Executive Vice President & Director and resumed their offices at the meeting of the Board of Directors held after the General Meeting of Shareholders.

Mr. Kenichi Kawauchi was newly elected as Standing Corporate Auditor (Full-Time) among Corporate Auditors after the General Meeting of Shareholders and assumed his office.